UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

JED Oil Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
472310101
(CUSIP Number)
Kenneth E. Olson #200, 505 - 2nd Street SW Calgary, Alberta, Canada T2P 1N8 (403) 269-1420
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 27, 2007
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 472310101	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth E. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,587,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,587,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael B. Parkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,587,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,587,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Heather Stickel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,587,735
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,587,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,587,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 472310101	13D	Page 5 of 6

Items 3, 4 and 5 of the Schedule 13D are amended, supplemented and/or restated as set forth below:

Item 3. Source and Amount of Funds or Other Consideration.

The last paragraph of Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

Accordingly, as members of the Creditors’ Committee, the Reporting Persons, collectively, became the beneficial owners of an initial 5,000,000 Common Shares of JED. Pursuant to the Second Amended Plan, the beneficially owned Common Shares will be sold by the Reporting Persons. An amended Schedule 13-D will be filed as required for such dispositions.

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

The last paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons were appointed to the Creditors’ Committee. Thus, the Reporting Persons, collectively, became the beneficial owners of an initial 5,000,000 JED Common Shares. Pursuant to the Second Amended Plan, the beneficially owned Common Shares will be sold by the Reporting Persons. An amended Schedule 13-D will be filed as required for such dispositions.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

As of November 27, 2007, the Reporting Persons, as members of the Creditors’ Committee described in Item 3, collectively share beneficial ownership of 4,587,735 JED Common Shares, which constituted 19.3% of the average number of JED Common Shares outstanding (based on JED’s most recently available filing with the Securities and Exchange Commission).

The Reporting Persons share power (a) to vote or to direct the vote of 4,587,735 JED Common Shares, and (b) to dispose or to direct the disposition of 4,587,735 JED Common Shares.

Pursuant to the Second Amended Plan, as of November 27, 2007, the Reporting Persons have disposed of the following number of JED Common Shares through Spencer Edwards, Inc., member NASD and SIPC and an introducing registered broker-dealer clearing through Emmett A. Larkin Company, Inc., on the date and price so indicated:

-	37,565 JED Common Shares were sold on November 14, 2007, at $1.73 per share
-	23,700 JED Common Shares were sold on November 15, 2007, at $1.67 per share
-	75,000 JED Common Shares were sold on November 16, 2007, at $1.58 per shar3
-	276,000 JED Common Shares were sold on November 27, 2007, at $1.44 per share

No Reporting has sole power (a) to vote or to direct the vote of 4,587,735 JED Common Shares, or (b) to dispose or to direct the disposition of 4,587,735 JED Common Shares.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

CUSIP NO. 472310101	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

Date: December 11, 2007	/s/ Kenneth E. Olson
KENNETH E. OLSON
Date: December 6, 2007	/s/ Michael B. Parkin
MICHAEL B. PARKIN
Date: December 14, 2007	/s/ Heather Stickel
HEATHER STICKEL